EXHIBIT TO ITEM 77M

MERGERS

Touchstone Strategic Trust

	On May 23, 2013 the Board of Trustees of Touchstone Strategic Trust (the "Trust") approved an Agreement and Plan of Reorganization between the Touchstone Diversified Small Cap Growth Fund and Touchstone Small Cap Growth Fund (the 'Plan'), each a series of Touchstone Strategic Trust (the 'Trust'), whereby the Touchstone Diversified Small Cap Growth Fund would transfer to the Touchstone Small Cap Growth Fund all of its assets, subject to all of its liabilities, in exchange for shares of the Touchstone Small Cap Growth Fund.

      Circumstances and details of the reorganization are described and incorporated by reference to N-14 filed with the Securities and Exchange Commission ("SEC") via Edgar on June
7, 2013 (Accession No.: 0001104659-13-047748 ).